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MAR 16 2020

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-66651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Technology Securities, LLC DBA FinTech Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Avenue Suite 1100
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Sebert 214-720-0055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ann Sebert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Technology Securities, LLC DBA FinTech Securities, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA WAHLQUIST
Notary ID #131097953
My Commission Expires
April 21, 2021

NOTARY PUBLIC STATE OF TEXAS

Notary Public

Signature

CEO & President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL TECHNOLOGY SECURITIES, LLC

REPORT PURSUANT TO RULE 17A-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2019

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member of
Financial Technology Securities, LLC dba FinTech Securities

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Technology Securities, LLC dba FinTech Securities (the Company) as of December 31, 2019, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
March 11, 2020

We have served as the Company's auditor since 2020.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	10,000
Total Assets	**$**	**10,000**
Liabilites & Member's Equity		
Total Liabilites	$	-
Member's Equity	$	10,000
Total Liabilities and Member's Equity	**$**	**10,000**

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Operations
For the Year Ended December 31, 2019

Revenue:		
Commissions	$	925,648
Other		25
Total revenue		925,673
Operating expenses:		
Commissions and execution		556,442
Compensation and benefits		197,276
Travel and entertainment		15,317
Professional fees		11,428
Occupancy		6,879
Other operating expenses		40,326
Impairment of goodwill		253,386
Total operating expenses		1,081,054
Net Loss	$	(155,381)

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Changes In Member's Equity
For the Year Ended December 31, 2019

Member's Equity, January 1	$ 1,513,346
Net loss	(155,381)
Member distributions	(1,347,965)
Member's Equity, December 31	**$ 10,000**

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities:		
Net loss	$	(155,381)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation & amortization		12,541
Impairment of Goodwill		253,386
Decrease in deposit with clearing organization		166,434
Decrease in prepaid expenses		13,525
Decrease in accounts payable and accrued expenses		(172,866)
Decrease in commissions payable		(27,858)
Decrease in deferred revenue		(95,610)
Net cash used in operating activities		(5,829)
Cash Flows from Investing Activities:		
		-
Net cash used by investing activities		-
Cash Flows from Financing Activities:		
Member distributions		(597,252)
Net cash used in financing activities		(597,252)
Net decrease in cash		(603,081)
Cash and cash equivalents at beginning of year		613,081
Cash and cash equivalents at end of year		10,000

Supplemental schedule of non-cash financing activities

Net assets, excluding cash distributions of $597,252 distributed to Member	$	750,713

The accompanying notes are an integral part of these financial statements.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Notes to Financial Statements
December 31, 2019

1. Organization and Nature of Business

Financial Technology Securities, LLC DBA Fintech Securities (the Company) is a broker-dealer registered with the Securities Exchange Commission (SEC) and FINRA. The Company is a Texas limited liability company (LLC). The Company is engaged in a single line of business as a securities broker-dealer.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

The Company is a wholly owned subsidiary of Capital Institutional Services, Inc.("CAPIS").

2. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles which is required by the SEC and FINRA. The Company was acquired by CAPIS on January 2, 2019. CAPIS has elected not to apply pushdown accounting to this change in control event.

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Goodwill
The Company tests goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. During the year ended December 31, 2019, the Company determined that carrying of goodwill exceeded its fair value, which was estimated based upon the acquisition price of the Company by CAPIS, Accordingly, the Company recorded a goodwill impairment of $253,386.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition
The Company follows Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, and (d) allocate the transaction price to the performance obligation, in determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved, and (e) recognize revenue when (or as) the Company satisfies a performance obligation

Revenue from Contracts with Customers

Commissions:
The Company earns brokerage fees from its contracts with brokerage customers to transact on their account. Fees are transaction based, including trade execution services, are recognized at the point in time that the transaction is executed, i.e., the trade date. This includes riskless principal (government and corporate bonds) transactions in which the company receives a buy order from a customer and the Company purchases the security from another person or entity to offset the sale to the customer. Company buys the bond at a lower price than it sells it. The riskless principal revenue is earned at the time the transaction is executed. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the Money Manager), with settlement date generally the second business day following the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Soft Dollar Arrangements:
These services generate commission income from providing research. These arrangements can be verbal or in writing and typically are a percentage of the trade order from the customer. Research includes research reports, analyst's time, or subscription costs for research equipment (Bloomberg terminal) on behalf of its customer. The customers are typically institutional or money managers. Soft dollar research can be internally generated or purchased from a third party.

2. Summary of Significant Accounting Policies (continued)

Income taxes

The Company is a single member limited liability company and as such, is not required to file its own tax return. Accordingly, no provision for income taxes is provided in the financial statements as they are the responsibility of the individual member.

Income taxes

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2019, the Company had net capital of $10,000 which was $5,000 in excess of its required net capital of $5,000. The company's ratio of aggregate Indebtedness to net capital was 0.00 to 1.

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Schedule I. Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission
December 31, 2019

Total Member's equity qualified for net capital	$	10,000
Deductions and/or charges:		
Non-allowable assets:		-
Net capital before haircuts on securities positions		10,000
Haircuts on securities positions		
Net Capital	$	10,000
Aggregate Indebtedness:		
Total aggregate indebtedness	$	-
Computation of basic net capital requirment:		
Minimum net capital required, the gtreater of 6 2/3% of total aggregate indebtedness or $5,000		5,000
Excess net capital	$	5,000
Net capital in excess of the greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	4,000
Percentage of aggregate indebtedness pf net capital		0.00%

Ther is no difference in the net capital reported above,and the Company's net capital, as reported in the Company's Part IIA (unaudited) amended FOCUS report as of December 31, 2019

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member of
Financial Technology Securities, LLC dba FinTech Securities

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Financial Technology Securities, LLC dba FinTech Securities identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Technology Securities, LLC dba FinTech Securities claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Financial Technology Securities, LLC dba FinTech Securities stated that Financial Technology Securities, LLC dba FinTech Securities met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Technology Securities, LLC dba FinTech Securities' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Technology Securities, LLC dba FinTech Securities' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
March 11, 2020

Financial Technology Securities, LLC
DBA Fintech Securities
(A Limited Liability Company)

Exemption Report

Financial Technology Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2019 without exception.

Financial Technology Securities, LLC.

I, Ann Sebert, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Chief Executive Officer
March 09, 2020